Filed by Great Plains Energy Incorporated Pursuant
To Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 333-142715

This filing consists of the following letter distributed to Great Plains Energy Incorporated stockholders commencing on September 21, 2007:

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106

September 21, 2007

Dear Great Plains Energy Stockholder:

We have previously sent to you proxy material for the Special Meeting of Great Plains Energy stockholders, to be held on October 10, 2007. Your Board of Directors unanimously recommends that stockholders vote FOR the issuance of shares of common stock in connection with our acquisition of Aquila, Inc.

Since approval of the issuance of the shares pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast on the proposal, your vote is important, no matter how many or how few shares you may own.  Whether or not you have already done so, please vote TODAY—by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

/s/ Barbara B. Curry

Barbara B. Curry
Senior Vice President—Corporate Services and
Corporate Secretary

REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-687-1871.

Additional Information and Where to Find It
In connection with the acquisition of Aquila by Great Plains Energy, Great Plains Energy filed with the SEC a registration statement on Form S−4 (Registration No. 333−142715), containing a definitive joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA ARE URGED  TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, AQUILA AND THE ACQUISITION. The registration statement, definitive joint proxy statement/prospectus, other relevant materials and any other documents filed by Great Plains Energy or Aquila with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO 64106, Attn: Investor Relations.  Investors and security holders may obtain free copies of the documents filed with the SEC by Aquila by contacting Aquila, 20 West Ninth Street, Kansas City, MO 64105, Attn: Investor Relations.